UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021
Commission File Number: 001-38708

APHRIA INC.
(Translation of registrant’s name into English)

98 TALBOT ST. W.
LEAMINGTON, ONTARIO, N8H 1M8, CANADA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INCORPORATION BY REFERENCE

Exhibit 99.1 and the following sections and appendices of Exhibit 99.2 to this report on Form 6-K are hereby expressly incorporated by reference into the registration statement on Form F-10 of Aphria Inc. (File No. 333-250195), as amended and supplemented, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished:

a.	the section entitled “Risk Factors - Risks Related to the Arrangement”;

b.	the section entitled “Risk Factors - Risks Related to the Combined Company”;

c.	the section entitled “Description of the Arrangement - Our Reasons for the Arrangement”;

d.	the section entitled “The Arrangement Agreement and Related Agreements”;

e.	the section entitled “Governance and Management of the Combined Company”;

f.	the section entitled “Amendment to Tilray’s Organizational Documents”;

g.	the section entitled “Certain Canadian Federal Income Tax Considerations”;

h.	the section entitled “Certain U.S. Federal Income Tax Considerations”;

i.	the section entitled “Information Concerning Tilray”;

j.	the section entitled “Description of the Combined Company Capital Stock”; and

k.	Appendix “L” - Unaudited Pro Forma Condensed Combined Financial Statements of Tilray.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2021	APHRIA INC.

/s/ Carl Merton
Carl Merton
Chief Financial Officer

INDEX TO EXHIBITS

99.1          Material Change Report of Aphria Inc., dated February 19, 2021.

99.2          Preliminary Form of Joint Proxy Statement/Management Information Circular of Aphria Inc. and Tilray, Inc., dated February 19, 2021, in connection with the special meetings of shareholders related to the arrangement agreement between Aphria Inc. and Tilray, Inc.